Exhibit k.7

[FORM OF

AGREEMENT AND PLAN OF MERGER]

This Agreement and Plan of Merger (the “Agreement”), dated as of September 24, 2013, is by and between Capitala Finance Corp., a Maryland corporation (the “Corporation”), CS F-II Acquisition Sub, LLC, a North Carolina limited liability company (the “Merger Sub”), CapitalSouth Partners Fund II Limited Partnership, a North Carolina limited partnership (the “Fund”), CapitalSouth Partners F-II, LLC, a North Carolina limited liability company and the general partner of the Fund (the “Fund GP”), and solely for purposes of Section 1.3(f) below, Capitala Investment Advisors, LLC, a Delaware limited liability company and the investment adviser to the Corporation (the “Adviser”).

Recitals:

WHEREAS, the Corporation is a corporation organized under the Maryland General Corporation Law and is wholly owned by the Adviser, which owns all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Corporation (“Common Stock”);

WHEREAS, the business and affairs of the Corporation are managed by or under the direction of the Corporation’s board of directors (the “Board of Directors”);

WHEREAS, the Merger Sub is a limited liability company organized under the North Carolina Limited Liability Company Act (the “NC LLC Act”) and is wholly owned by the Corporation, which owns 100% of the issued and outstanding equity interests of Merger Sub (the “Membership Interests”);

WHEREAS, the Merger Sub is member managed by the Corporation as its sole member (in such capacity, the “Merger Sub Manager”) pursuant to the terms of that certain operating agreement of the Merger Sub dated as of June 10, 2013 (the “Operating Agreement”);

WHEREAS, Merger Sub has had no operations prior to the date hereof and was formed solely for the purposes of facilitating the acquisition of the Fund by the Corporation, as described in greater detail below;

WHEREAS, the Board of Directors has determined that the merger of the Merger Sub with and into the Fund, with the Fund surviving the merger, and the related issuance of the Merger Shares (as defined below), in each case on the terms, and subject to the conditions, set forth herein (the “Merger”), are in the best interests of the Corporation and the Adviser, as the sole stockholder of the Corporation, and the Board of Directors has approved the issuance of the Merger Shares;

WHEREAS, the Merger Sub Manager has determined that the Merger is in the best interests of the Merger Sub and the Corporation, in its capacity as the sole equity holder of Merger Sub, and the Merger Sub Manager has approved this Agreement and the Merger and declared the advisability of both;

WHEREAS, the Fund is a limited partnership organized under the North Carolina Revised Uniform Limited Partnership Act (as amended, the “NC LP Act”) and operated in accordance with the terms set forth in that certain Amended and Restated Limited Partnership Agreement of the Fund dated as of September 1, 2003 (such agreement, as amended from time-to-time, the “Partnership Agreement”);

WHEREAS, pursuant to the Partnership Agreement, the business and affairs of the Fund are managed by or under the direction of the Fund GP;

WHEREAS, the Fund is owned by the Fund GP and the limited partners of the Fund (the “Limited Partners”), who collectively own all of the issued and outstanding partnership interests of the Fund (the “Units” and the Unit(s) so held by the Fund GP, the “GP Interest”);

WHEREAS, pursuant to the Partnership Agreement, the Fund GP has the authority to effect a “Share Exchange” of the type contemplated by the Merger without obtaining the prior approval of the Limited Partners;

WHEREAS, the Fund GP has determined that the Merger is advisable and in the best interests of the Fund and the Limited Partners and has approved this Agreement and the Merger;

WHEREAS, simultaneously with the closing of the Merger, pursuant to an equity purchase agreement entered into between the Corporation and the equity owners of the Fund GP, the Corporation will acquire all of the issued and outstanding equity of the Fund GP in exchange for shares of Common Stock (the “GP Acquisition”);

WHEREAS, as a result of, and immediately following, the Merger and the GP Acquisition, (i) the Corporation will own all of the issued and outstanding equity of the Fund GP; (ii) the Corporation will own all of the issued and outstanding Units; and (iii) the Adviser, the former Limited Partners of the Fund, and the former equity owners of the Fund GP will own Common Stock;

WHEREAS, following the effective time of the Merger, the Corporation intends to elect to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and to effect an initial public offering of Common Stock (the “IPO”);

WHEREAS, it is contemplated that the issuance of Common Stock by the Corporation to the Limited Partners pursuant to this Agreement will not be subject to the registration requirements contained in the Securities Act of 1933, as amended (the “Securities Act”); and

WHEREAS, in order to effect a “lock-up” arrangement required by the underwriters of the IPO for a six-month period (the “Lock Up Period”), the parties desire that, immediately following the Effective Time, the Merger Shares be issued to the Adviser, to be held as agent on behalf of the Limited Partners during the Lock Up Period and released to the Limited Partners promptly upon the expiration of the Lock-Up Period (or, if earlier, the date on which a Limited Partner executes a lock-up agreement with respect to the Merger Shares allocated to such Limited Partner).

NOW, THEREFORE, in consideration of the mutual covenants and undertakings set forth herein, and subject to and on the terms and conditions set forth herein, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time (as defined below), in accordance with the NC LLC Act, the NC LP Act and this Agreement, the Merger Sub will merge with and into the Fund, the separate legal existence of the Merger Sub will cease, and the Fund will continue as a North Carolina limited partnership and the surviving entity in the Merger (the “Surviving Entity”). From and after the Effective Time:

(i)	the title to all real estate and other property owned by the Merger Sub and the Fund shall be vested in the Surviving Entity without reversion or impairment;

(ii)	the Surviving Entity shall have all liabilities of the Merger Sub and the Fund;

(iii)	all proceedings (if any) pending by or against the Merger Sub or the Fund maybe be continued as if the Merger had not occurred or the Surviving Entity may be substituted in the proceeding for a for the Merger Sub;

(iv)	the certificate of limited partnership of the Fund shall be the certificate of limited partnership of the Surviving Entity following the Merger without amendment;

(v)	the name of the Surviving Entity shall continue to be “CapitalSouth Partners Fund II Limited Partnership”; and

(vi)	the Merger shall otherwise have the effects set forth herein and in the NC LLC Act and the NC LP Act.

Section 1.2 Partnership Agreement. The Partnership Agreement, as amended to reflect the the Corporation as the sole Limited Partner of the Fund following the Effective Time, shall be the limited partnership agreement of the Surviving Entity until duly amended in accordance with applicable law and the terms thereof.

Section 1.3 Conversion of Units and Membership Interests.

(a) As of the Effective Time, by virtue of the Merger and without any further action on the part of the Merger Sub, the Fund, or the Limited Partners, (i) each Unit issued and outstanding as of the Effective Time (other than the Unit(s) representing the GP Interest) shall be automatically converted into the right to receive its proportionate share of the Merger Consideration, as determined pursuant to Section 1.3(b) and (c) below. All Units, when and if converted in accordance with this Section 1.3(a), will no longer be outstanding, will automatically be cancelled, will cease to exist, and will thereafter represent only the right to receive the relevant portion of the Merger Consideration in respect of such cancelled Units. For purposes of this Agreement, the following definitions will apply:

“Adjustment Period” means the period from but excluding the NAV Determination Date through but excluding the Pricing Date.

“Benchmark NAV” means the aggregate net asset value of the Fund determined on the NAV Determination Date (but excluding, for the avoidance of doubt, the value attributable to the Units held by the Fund GP).

“NAV Determination Date” shall mean the last day of the last calendar quarter ended prior to the Merger for which the net asset value of the Fund was determined in the ordinary course of business.

“Net Cash Adjustment” means (i) the proceeds, if any, received by the Fund during the Adjustment Period from the sale of Units, plus (ii) the earnings of the Fund during the Adjustment Period (determined in accordance with GAAP), minus (iii) cash distributions made by the Fund during the Adjustment Period, minus (iv) the Fund’s pro rata share (based on the relative asset values of all assets acquired by the Corporation immediately prior to the IPO) of the aggregate legal, audit, valuation and other costs and expenses incurred in connection with the IPO, the Merger, the GP Acquisition, and the other asset acquisitions being made by the Corporation simultaneously with the Merger in contemplation of the IPO, but excluding underwriting discounts and commissions. For the avoidance of doubt, the Net Cash Adjustment can be a positive or negative number.

“Pricing Date” means the date on which the per-share price of Common Stock to be offered in the IPO is determined.

“Total Dollar Merger Amount” means (i) the Benchmark NAV, plus (ii) the Net Cash Adjustment (which may be positive or negative).

(b) The aggregate merger consideration payable to the Limited Partners (the “Merger Consideration”) will be a number of shares of Common Stock equal, in the aggregate, to (i) the Total Dollar Merger Amount (as defined above), divided by (ii) $20.00 (collectively, the “Merger Shares”).

(c) At the Effective Time, each holder of a Unit (other than the Fund GP) shall, subject to Section 1.3(f) below, be entitled to receive, with respect to each such Unit, a number of Merger Shares equal to (i) the aggregate number of Merger Shares determined in accordance with Section 1.3(b), divided by (ii) the total number of Units issued and outstanding immediately prior to the Effective Time. Notwithstanding anything to the contrary contained in this Section 1.3(c), however, the total number of shares of Common Stock issuable to a Limited Partner at the Effective Time is subject to adjustment for fractional shares as provided in Sections 1.3(g) below.

(d) At the Effective Time, the Units held by the Fund GP shall remain issued and outstanding in accordance with their terms, and will not be converted, exchanged or modified as a result of the Merger.

(e) At the Effective Time, as a result of the Merger, the Membership Interests of Merger Sub shall be automatically converted into the total number of Units held by the Limited Partners immediately prior to the Merger (but excluding, for the avoidance of doubt, the Units held by the Fund GP) such that, as a result of the Merger, the Corporation shall own directly all of the issued and outstanding Units (other than the Units held by the Fund GP), and upon such conversion such Membership Interests shall be cancelled and shall no longer remain outstanding as a result of the Merger.

(f) Promptly following the Effective Time, the Corporation will issue Merger Shares to the Adviser, as agent for the Limited Partners, in the aggregate amount determined in accordance with the foregoing Section 1.3(c), which Merger Shares shall be held by the Adviser during the Lock-Up Period in accordance with the lock-up agreement entered into by the Adviser in connection with the IPO. The Merger Shares allocated to a given Limited Partner shall be released by the Adviser to such Limited Partner upon the earlier of (i) the date in which the relevant Limited Partner delivers a lock-up agreement substantially similar to the lock-up agreement executed by the Adviser, and (ii) expiration of the Lock-Up Period. For the avoidance of doubt, the Adviser will hold the Merger Shares during the relevant period solely as agent for the Limited Partners, and for all purposes (including tax), each Limited Partner shall be the beneficial owner of the Merger Shares held by the Adviser on such Limited Partner’s behalf, shall have the right to vote (or direct the voting of) such Merger Shares on any matter on which shareholders of the Corporation are entitled to vote, and shall for all purposes (including Section 10.13 of the Partnership Agreement) be considered to “hold” such Merger Shares. Unless otherwise instructed by a Limited Partner with respect to the Merger Shares allocated to such Limited Partner, the Adviser shall opt out of the Corporation’s dividend reinvestment program with respect to the Merger Shares it holds.

(g) Notwithstanding Section 1.3(c) above, no fraction of a share of Common Stock shall be issued pursuant to Section 1.3(c). If any Limited Partner would otherwise have been entitled to receive a fraction of a share of Common Stock with respect to the aggregate number of Merger Shares to be issued to such Limited Partner pursuant to Section 1.3(c), such Limited Partner shall be entitled to receive a cash payment with respect to such fractional share in an amount equal to the product of such fractional share multiplied by $20.00. The payment of cash to the Limited Partners in lieu of fractional shares of Common Stock is not separately bargained for consideration and is being made solely for the purpose of saving the Corporation the expense and inconvenience of issuing and transferring fractional shares of Common Stock.

Section 1.4 Remaining Commitments. From and after the Effective Time, to the extent any outstanding Commitments (as defined in the Partnership Agreement) of the Limited Partners remain unfunded, the Corporation shall assume all obligations of the Limited Partners to make any Capital Contributions pursuant to such Commitments, on the terms and subject to the conditions set forth in the Partnership Agreement, and the Corporation shall cause the Fund GP to take such steps as are necessary to document, on behalf of the Fund, the release of the Limited Partners from their respective Commitments.

ARTICLE II

CLOSING

Section 2.1 Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at the offices of Sutherland Asbill & Brennan LLP, 700 Sixth Street, N.W., Washington, DC 20001 at 10:00 a.m. New York City time on the Pricing Date, or at such other time and place as the parties to this Agreement may agree.

Section 2.2 Effective Time. Upon the terms and conditions of this Agreement, the Fund shall file articles of merger with the Secretary of State of the State of North Carolina (the “Articles of Merger”) contemporaneously with, or prior to, the Closing, and shall make all other filings or recordings as may be required under the NC LLC Act and NC LP Act and any other applicable law in order to effect the Merger. The Merger will become effective at the time of the filing of the Articles of Merger with the Secretary of State of the State of North Carolina in accordance with the NC LLC ACT and the NC LP Act, or at such later time as the parties may agree and reflect in the Articles of Merger. The date and time at which the Merger will so become effective is herein referred to as the “Effective Time.”

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF THE CORPORATION AND THE MERGER SUB

The Corporation and the Merger Sub hereby represent and warrant to the Fund as follows:

Section 3.1 Organization and Good Standing. The Corporation is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland, with full corporate power and authority to conduct its business as it is now being conducted. The Merger Sub is a limited liability company duly formed and in good standing under the laws of the State of North Carolina, with full limited liability company power and authority to conduct its business as it is now being conducted.

Section 3.2 Authority. This Agreement constitutes the valid and binding obligation of the Corporation and the Merger Sub, enforceable against the Corporation and Merger Sub in accordance with its terms. Each of the Corporation and the Merger Sub has all requisite corporate or limited liability company, as applicable, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Corporation and the Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by the Board of Directors and the Merger Sub Manager.

Section 3.3 Valid Issuance of Merger Shares. The Merger Shares to be issued hereunder have been duly and validly authorized, and will be duly and validly issued, fully paid and nonassessable when issued upon conversion of Units pursuant to this Agreement, and, subject to the lock-up agreement described in Section 1.3(f), will be free of any restrictions on transfer other than restrictions on transfer under applicable federal and state securities laws and any agreement entered into, or to be entered into, by a Limited Partner with respect to the Merger Shares to be received by it.

Section 3.4 No Conflict. Subject to receipt of the consents and approvals referred to in the following sentence, neither the execution and delivery of this Agreement by the Corporation or the Merger Sub nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with the Certificate of Incorporation or Bylaws of the Corporation or the Operating Agreement (in each case as in effect immediately prior to the Effective Time), (ii) conflict with any legal requirement or order of any court or governmental authority to which the Corporation or the Merger Sub is subject, or (iii) breach any provision of any material contract to which the Corporation or the Merger Sub is a party, except in the case of the foregoing (ii) or (iii) to the extent such conflict or breach would not, individually or in the aggregate, have a material adverse effect on the Corporation, the Merger Sub or their respective ability to consummate the transactions contemplated hereby. Except for the approval of the Board of Directors and the Merger Sub Manager (each of which approvals has already been obtained), neither the Corporation nor the Merger Sub is required to obtain any consent or approval from any person in connection with the execution and delivery of this Agreement or the consummation of the transactions under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE FUND

The Fund represents and warrants to the Corporation and the Merger Sub as follows:

Section 4.1 Organization and Good Standing. The Fund is a limited partnership duly formed and in good standing under the laws of the State of North Carolina, with full limited partnership power and authority to conduct its business as it is now being conducted.

Section 4.2 Authority. This Agreement constitutes the valid and binding obligation of the Fund, enforceable against the Fund in accordance with its terms. The Fund has all requisite limited partnership power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Fund and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved under the Partnership Agreement and the NC LP Act.

Section 4.3 Capitalization. As of the date hereof, there are 52.37 Units issued and outstanding. The outstanding Units were duly and validly authorized and issued. Other than the Units issued and outstanding on the date hereof, and except for the relevant provisions of the Partnership Agreement regarding capital commitments and the issuance of Units, there are no options, warrants, rights, agreements or commitments of any kind granted by the Fund relating to the issuance, conversion, registration, voting, sale, transfer or redemption of equity interests in the Fund.

Section 4.4 No Conflict. Subject to receipt of the consents and approvals referred to in the following sentence, neither the execution and delivery of this Agreement by the Fund nor the consummation of the transactions contemplated hereby will, directly or indirectly (with or without notice or lapse of time): (i) conflict with the Partnership Agreement or the certificate of formation of the Fund, (ii) conflict with any legal requirement or order of any court or governmental authority to which the Fund is subject, (iii) breach any provision of any material contract to which the Fund is a party, except in the case of the foregoing (ii) or (iii) to the extent such conflict or breach would not, individually or in the aggregate, have a material adverse effect on the Fund or its ability to consummate the transactions contemplated hereby. Except for the approval of the Fund GP (which approval has already been obtained), the Fund is not and will not be required to obtain any consent or approval from any person in connection with the execution and delivery of this Agreement or the consummation of the transactions under this Agreement.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1 Conditions to Obligations of the Fund. The obligation of the Fund to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (which, other than (c) below, may be waived in writing, in whole or in part, by the Fund):

(a) Representations and Warranties. The representations and warranties of the Corporation and the Merger Sub in Article III must be true and correct in all material respects immediately prior to the Closing.

(b) Performance of Obligations. The Corporation and the Merger Sub shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c) SBA Approval. The United States Small Business Association shall have approved this Agreement, the Merger and the other transactions contemplated hereby (the “SBA Approval”).

Section 5.2 Conditions to Obligations of the Corporation and the Merger Sub. The obligation of the Corporation and the Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions (which, other than (c) below, may be waived in writing, in whole or in part, by the Corporation and the Merger Sub):

(a) Representations and Warranties. The representations and warranties of the Fund in Article IV must be true and correct in all material respects immediately prior to the Closing.

(b) Performance of Obligations. The Fund shall have performed and complied in all material respects with all agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it at or prior to the Closing.

(c) SBA Approval. The SBA Approval shall have been obtained.

ARTICLE VI

GENERAL PROVISIONS

Section 6.1 Cooperation. Each of the Corporation, the Merger Sub and the Fund shall cooperate with each other and take such actions as may be reasonably necessary or appropriate to effect the transactions contemplated by this Agreement.

Section 6.2 Survival. None of the representations and warranties, nor any covenant to be performed prior to the Effective Time, set forth herein, shall survive the Effective Time.

Section 6.3 Termination; Abandonment. (a) Prior to the Effective Time, by written notice, this Agreement may be terminated by either the Fund (acting through the Fund GP), on the one hand, or the Corporation (acting through the Board of Directors) and the Merger Sub (acting through the Merger Sub Manager), on the other hand, if the Closing has not occurred on or before December 31, 2013.

(b) Anything herein to the contrary notwithstanding, this Agreement may be abandoned and terminated at any time prior to the Effective Time, regardless of whether the requisite consents and approvals have been obtained, by mutual consent of the Fund (acting through the Fund GP), the Corporation (by a vote of the Board of Directors) and the Merger Sub (acting through the Merger Sub Manager), which mutual consent is set forth in a written instrument signed by a duly authorized officer of the Fund, the Corporation and the Merger Sub.

Section 6.4 Waiver. No failure to exercise, and no delay in exercising, on the part of either party, any privilege, any power or any right hereunder will operate as a waiver thereof, nor will any single or partial exercise of any privilege, right or power hereunder preclude further exercise of any other privilege, right or power hereunder.

Section 6.5 Entire Agreement and Modification. This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements between the parties with respect to its subject matter. Subject to applicable law, this Agreement may be amended at any time prior to the Effective Time, regardless of whether the requisite consents and approvals have been obtained, by mutual consent of the Fund (acting through the Fund GP), the Corporation (by a vote of the Board of Directors) and the Merger Sub (acting through the Merger Sub Manager), which mutual consent is set forth in a written instrument signed by a duly authorized officer of the Fund and by a duly authorized officer of the Corporation. Without in any way limiting the foregoing, to the extent permitted by applicable law, this Agreement shall be amended by the parties if required by the United States Securities and Exchange Commission to comply with any provision of the 1940 Act.

Section 6.6 Assignment; Binding Effect; No Third Party Beneficiaries. To the fullest extent permitted by law, this Agreement may not be assigned by any party without the prior written consent of the other party. Subject to the foregoing, this Agreement will be binding upon and shall inure to the benefit of the parties hereto and their permitted successors and assigns. Nothing in this Agreement will be construed to give any person other than the parties to this Agreement any legal or equitable right under or with respect to this Agreement, except such rights as will inure to a successor or permitted assignee pursuant to this Section 6.6.

Section 6.7 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect.

Section 6.8 Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the conflict of law provisions thereof.

Section 6.9 Construction. The parties hereto intend that the language used in the Agreement will be construed, in all cases, according to its fair meaning, and not for or against any party hereto. The parties acknowledge that each party has reviewed this Agreement and, to the fullest extent permitted by law, intend that rules of construction to the effect that any ambiguities are to be resolved against the drafting party will not be available in the interpretation of this Agreement.

Section 6.10 Execution of Agreement; Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

Section 6.11 Notices. All notices, consents, waivers, and other communications under this Agreement must be in writing and must be delivered (i) personally, (ii) by facsimile with confirmation of transmission by the transmitting equipment, or (iii) by certified or registered mail (postage prepaid, return receipt requested), and will be deemed given when so delivered personally or by facsimile, or if mailed, three (3) days after the date of mailing, to the addresses and facsimile numbers set forth below (or to such other addresses and facsimile numbers as a party may designate by notice to the other parties):

If to the Fund:

CapitalSouth Partners Fund II, L.P.

4201 Congress Street, Suite 360

Charlotte, NC 28209

704.376.5502 phone

704.376.5877 fax

Contact: Joseph B. Alala, III

If to the Corporation or the Merger Sub:

Capitala Finance Corp.

4201 Congress Street, Suite 360

Charlotte, NC 28209

704.376.5502 phone

704.376.5877 fax

Contact: Joseph B. Alala, III

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CAPITALA FINANCE CORP.
a Maryland corporation

By:

Name:
Its:

CS F-II ACQUISITION SUB, LLC
a North Carolina limited liability company

By: Capitala Finance Corp., its sole member

By:

Name:
Its:

CAPITALSOUTH PARTNERS FUND II
LIMITED PARTNERSHIP
a North Carolina limited partnership

By:	CapitalSouth Partners F-II, LLC,
as General Partner

By:

Name:
Its:

CAPITALSOUTH PARTNERS F-II, LLC
a North Carolina limited liability company

By:

Name:
Its:

[Signature page – Fund II merger agreement]

for purposes of section 1.3(f) only:

CAPITALA INVESTMENT ADVISORS, LLC
a Delaware limited liability company

By:

Name:
Its:

[Signature page – Fund II merger agreement]